

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2014

Via E-mail
Hua Zhong
Chief Financial Officer
CNOOC Limited
65th Floor, Bank of China Tower
One Garden Road
Central, Hong Kong

Re: CNOOC Limited
Form 20-F for Fiscal Year Ended
December 31, 2013
Filed April 17, 2014
File No. 1-14966

Dear Mr. Zhong:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director